Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunCoke Energy Partners, L.P.:

We consent to the incorporation by reference in the registration statements (Nos. 333-203562 and 333-207098) on Form S-3 of SunCoke Energy Partners, L.P. and registration statement (No. 333-187428) on Form S-8 of SunCoke Energy Partners, L.P. of our report dated February 15, 2018, with respect to the consolidated balance sheets of SunCoke Energy Partners, L.P. as of December 31, 2017 and 2016, and the related combined and consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “combined and consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of SunCoke Energy Partners, L.P.

/s/ KPMG LLP

Chicago, Illinois
February 15, 2018